UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: August 26, 2014

Exhibit 99.1

Charm Announces Extraordinary General Meeting of Shareholders

BEIJING, August 26, 2014 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on September 22, 2014 at 10:00 a.m. (Hong Kong time), at the offices of Simpson Thacher & Bartlett, 35/F, ICBC Tower, 3 Garden Road, Hong Kong, to consider and vote on the proposal to authorize and approve the previously announced agreement and plan of merger (the ‘‘Merger Agreement’’) dated as of May 19, 2014 and amended on May 23, 2014 and June 20, 2014, among the Company, Engadin Parent Limited (“Parent”) and Engadin Merger Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix 1 to the Merger Agreement (the ‘‘Plan of Merger’’), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation.

If completed, the proposed Merger would result in the Company becoming a privately-held company and the American depositary shares of the Company (each representing two ordinary shares) (“ADSs”) no longer being listed on the Nasdaq Global Market. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on August 28, 2014 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on August 27, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department at +86-10-8556-2527. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1-616-551-9714

Email: chrm@ogilvy.com